UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BROADSOFT, INC.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE

(Title of Class of Securities)

11133B409

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 11133B409	13G/A	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer Management Co. LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 11133B409	13G/A	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Deer IV & Co. LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 11133B409	13G/A	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessec Ventures IV L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 11133B409	13G/A	Page 5 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bessemer Venture Partners IV L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 11133B409	13G/A	Page 6 of 10 Pages

Item 1	(a).	Name of Issuer:

BroadSoft, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

9737 Washingtonian Boulevard, Suite 350, Gaithersburg, Maryland 20878

Item 2	(a).	Name of Person Filing:

This statement is being filed by the following persons with respect to the shares (the “Shares”) of common stock (“Common Stock”) of the Issuer directly owned by Bessec Ventures IV L.P. (“Bessec IV”) and Bessemer Venture Partners IV L.P. (“BVP IV” and, collectively, the “Funds”).

(a) Deer Management Co. LLC (“Deer”), the management company for each of the Funds;

(b) Deer IV & Co. LLC (“Deer IV”), the sole general partner of Bessec IV and BVP IV;

(c) Bessec IV; and

(d) BVP IV.

Deer, Deer IV, Bessec IV and BVP IV are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons:

c/o Bessemer Venture Partners 1865 Palmer Avenue; Suite 104 Larchmont, NY 10583

Item 2	(c).	Citizenship:

Deer — Delaware Deer IV — Delaware Bessec IV — Delaware BVP IV — Delaware

Item 2	(d).	Title of Class of Securities:

Common Stock, par value $.01 per share (the “Common Stock”)

Item 2	(e).	CUSIP Number:

09265M102

Item 3.

Not Applicable.

CUSIP No. 11133B409	13G/A	Page 7 of 10 Pages

Item 4.	Ownership.

For Deer:

(a) Amount beneficially owned:

0 shares of Common Stock

(b) Percent of class:

0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

For Deer IV:

(a) Amount beneficially owned:

0 shares of Common Stock

(b) Percent of class:

0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

For Bessec IV:

(a) Amount beneficially owned:

0

(b) Percent of class:

0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

For BVP IV:

(a) Amount beneficially owned:

0 shares of Common Stock

(b) Percent of class:

0%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

0

(ii) Shared power to vote or to direct the vote:

0

(iii) Sole power to dispose or to direct the disposition of:

0

(iv) Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class

Yes.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

CUSIP No. 11133B409	13G/A	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

DEER MANAGEMENT CO. LLC

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: Managing Member and C.O.O.

DEER IV & CO. LLC

By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: C.O.O.

BESSEC VENTURES IV L.P.

By:	Deer IV & Co. LLC, General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: C.O.O.

BESSEMER VENTURE PARTNERS IV L.P.

By:	Deer IV & Co. LLC, General Partner

	By:	/s/ J. Edmund Colloton
Name: J. Edmund Colloton
Title: C.O.O.

CUSIP No. 11133B409	13G/A	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit 1.	List of Members of Group

CUSIP No. 11133B409	13G/A	Page 10 of 10 Pages

Exhibit 1

Members of Group

Deer Management Co. LLC

Deer IV & Co. LLC

Bessec Venture IV L.P.

Bessemer Ventures IV L.P.